Exhibit 99.1

Notice and Management Information Circular

For the

Annual Meeting of Shareholders

to be held on September 23, 2021

August 20, 2021

Medicenna Therapeutics Corp.

Notice of Annual Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of shareholders of Medicenna Therapeutics Corp. (the “Corporation”) will be held on September 23, 2021 at 10:00 a.m. (Toronto time) via live webcast at https://virtual-meetings.tsxtrust.com/1217 (meeting ID: 1217, case sensitive password: medicenna2021).

What the Meeting is About

The following items of business will be covered at the Meeting:

1.	to receive the financial statements of the Corporation for the fiscal year ended March 31, 2021, including the auditor’s report thereon;

2.	to elect directors of the Corporation for the ensuing year;

3.	to appoint PricewaterhouseCoopers LLP as auditor of the Corporation for the ensuing year and to authorize the directors to fix its remuneration; and

4.	to transact such other business as may be properly brought before the Meeting.

The shareholders of the Corporation may also consider other business that properly comes before the Meeting or any adjournment of the Meeting. The management information circular of the Corporation dated August 20, 2021 (the “Circular”) provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Virtual only format

To mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders resulting from the unprecedented public health impact of COVID-19, the Corporation is holding the Meeting in a virtual only format, which will be conducted via live audio webcast. All shareholders regardless of geographic location and equity ownership will have an opportunity to participate at the Meeting and engage with directors of the Corporation and management as well as other shareholders, as described in the Circular. However, shareholders will not be able to attend the Meeting in person.

Registered shareholders and duly appointed proxyholders will be able to attend, submit questions and vote at the Meeting online at https://virtual-meetings.tsxtrust.com/1217 (meeting ID: 1217, case sensitive password: medicenna2021). Non-registered shareholders (being shareholders who hold their common shares of the Corporation (the “Shares”) through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests, but guests will not be able to vote or ask questions at the Meeting.

You have the right to vote

You are entitled to receive notice of and vote at the Meeting, or any adjournment, if you are a registered holder of Shares at the close of business on August 20, 2021.

Your vote is important

If you are a registered shareholder or duly appointed proxyholder, you are entitled to vote at the Meeting online at https://virtual-meetings.tsxtrust.com/1217 (meeting ID: 1217, case sensitive password: medicenna2021). If you are unable to attend the Meeting, you are requested to vote your Shares using the form of proxy or voting instruction form, as applicable, enclosed with the Circular.

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Registered shareholders should complete and sign the form of proxy and return it in the envelope provided. Alternative methods of voting by proxy are outlined in the Circular. If you are a non-registered shareholder, you should review the voting instruction form provided by your intermediary, which sets out the procedures to be followed for voting Shares held through intermediaries.

Shareholders who wish to appoint a proxyholder other than the persons designated by us (including a non-registered shareholder who wishes to appoint themselves as proxyholder) must carefully follow the instructions on their form of proxy or voting instruction form, as applicable. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company, after submitting their form of proxy or voting instruction form, as applicable. Failure to register the proxyholder will result in the proxyholder not receiving a control number that is required for them to vote at the Meeting online and, consequently, only being able to attend the Meeting online as a guest. To register as a proxyholder, the shareholder or the proxyholder MUST contact TSX Trust Company by emailing tsxtrustproxyvoting@tmx.com, and complete the Request for Control Number form at https://tsxtrust.com/resource/en/75, so that TSX Trust Company may provide the proxyholder with a control number via email. Non-registered shareholders located in the United States must also provide TSX Trust Company with a duly completed legal proxy if they wish to vote at the Meeting or appoint a third-party as their proxyholder.

Proxies must be received by our transfer agent, TSX Trust Company, by mail at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department; by facsimile to 1-416-595-9593; or online with your 12-digit control number at www.voteproxyonline.com, by no later than 10:00 a.m. (Toronto time) on September 21, 2021 or two business days before the commencement of any adjournment(s) or postponement(s) of the Meeting.

Shareholders can contact our transfer agent, TSX Trust Company, toll free at 1-866-600-5869 or by email at TMXEInvestorServices@tmx.com, for more information regarding notice-and-access or with questions regarding how to vote their Shares.

BY ORDER OF THE BOARD OF DIRECTORS

Fahar Merchant, Ph.D.
Chairman, President and Chief Executive Officer

August 20, 2021

MANAGEMENT INFORMATION CIRCULAR

August 20, 2021

PROXY INFORMATION

Solicitation of Proxies

The information contained in this management information circular (the “Circular”) is furnished in connection with the solicitation of proxies to be used at the annual meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Shares”) of Medicenna Therapeutics Corp. (the “Corporation”, “Medicenna”, “we” or “our”) to be held on September 23, 2021 at 10:00 a.m. (Toronto time) via live webcast at https://virtual-meetings.tsxtrust.com/1217 (meeting ID: 1217, case sensitive password: medicenna2021). Your proxy is solicited by the management of the Corporation for the items described in the Notice of Meeting (the “Notice”). We usually make our request by mail, but our employees or agents may also solicit your proxy by telephone, internet, fax or other ways at a nominal cost borne by the Corporation. None of the directors of the Corporation have informed management in writing that he or she intends to oppose any action intended to be taken by management at the Meeting.

To mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders resulting from the unprecedented public health impact of COVID-19, the Corporation is holding the Meeting in a virtual only format, which will be conducted via live webcast. All shareholders regardless of geographic location and equity ownership will have an opportunity to participate at the Meeting and engage with directors of the Corporation and management as well as other shareholders, as described in this Circular. Shareholders will not be able to attend the Meeting in person.

The information contained in this Circular is given as at August 20, 2021 except where otherwise noted. All references to “dollar” or the use of the symbol “$” are to Canadian dollars.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Circular contains forward-looking statements within the meaning of securities laws. Such statements include, but are not limited to the Corporation’s plans, objectives, expectations and intentions and other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statement. See our annual information form (the “AIF”) dated May 27, 2021 for the fiscal year ended March 31, 2021 for additional information. A copy of this document can be found on SEDAR at www.sedar.com, however we will promptly provide a copy of this document to any securityholder of the Corporation free of charge upon request.

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ABOUT VOTING YOUR SHARES

Appointment of Proxies

This is the easiest way to vote. Voting by proxy means that you are giving the person or people named on your proxy form (the “proxyholder”) the authority to vote your Shares for you at the Meeting or any adjournment.

Registered shareholders and duly appointed proxyholders will be able to attend, submit questions and vote at the Meeting online https://virtual-meetings.tsxtrust.com/1217 (meeting ID: 1217, case sensitive password: medicenna2021). Non-Registered Holders (being shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests, but guests will not be able to vote or ask questions at the Meeting.

Registered shareholders and duly appointed proxyholders can ask questions prior to or during the Meeting by following the instructions on the Meeting website. Questions relevant to the business of the Corporation or the Meeting may be submitted in the field provided by the virtual Meeting platform.

The persons named on the proxy form will vote your Shares for you, unless you appoint someone else to be your proxyholder. You have the right to appoint a person to represent you at the Meeting other than the persons named on the proxy form. If you appoint someone else, he or she must be present at the Meeting to vote your Shares. If you want to appoint someone else, you can insert that person’s name in the blank space provided in the form of proxy. That other person does not need to be a Shareholder of the Corporation.

If you are voting your Shares by proxy, our transfer agent, TSX Trust Company, must receive your completed proxy form by 10:00 a.m. (Toronto time) on September 21, 2021 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

The proxy must be signed by the registered Shareholder or the Shareholder’s attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized. Persons signing as executors, administrators, trustees or in any other representative capacity should so indicate and give their full title as such.

How to Attend the Online Meeting

To mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders resulting from the unprecedented public health impact of COVID-19, we will hold our Meeting in a virtual only format, which will be conducted via live audio webcast. Shareholders will not be able to physically attend the Meeting.

Registered shareholders and duly appointed proxyholders (including a Non-Registered Holder who has appointed himself or herself as proxyholder) will be able to attend, participate and vote at the Meeting online at https://virtual-meetings.tsxtrust.com/1217. Such persons may enter the Meeting by clicking “I have a control number” and entering a valid 12-digit control number and the password “medicenna2021” (lower case) before the start of the Meeting. Guests, including Non-Registered Holders who have not duly appointed themselves as a proxyholder, can login to the Meeting by clicking “I am a guest” and completing the online registration form. Guests will be able to listen to the Meeting, but will not be able to vote or ask questions at the Meeting. See “How to Vote - Registered Shareholders” or “How to Vote - Non-Registered (or Beneficial) Shareholders” for additional information on voting at the Meeting and additional information on appointing yourself as a proxyholder and registering with TSX Trust Company.

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If you attend the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when live voting commences. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting. The Meeting will begin promptly at 10:00 a.m. (Toronto time) on September 23, 2021, unless otherwise adjourned or postponed. Online check-in will begin thirty minutes prior to the Meeting, at 9:30 a.m. (Toronto time). You should allow ample time for online check-in procedures. Please login at least 15 minutes before the start of the Meeting and ensure your web browser is compatible (please do not use internet explorer) and your internet connection is working properly. For any technical difficulties experienced during the check-in process or during the Meeting, please consult the Virtual Meeting Guide available on the Corporation’s website as well as the Notice, this Circular and the form of proxy or voting instruction form, as applicable (collectively, the “Meeting Materials”).

How to Vote – Registered Shareholders

You are a registered shareholder if your name appears on your share certificate, Direct Registration System Statement or on the register maintained by our transfer agent, TSX Trust Company. If you are a registered shareholder, you will receive a proxy form.

Voting by Proxy Before the Meeting

You may vote before the Meeting by completing your form of proxy in accordance with the instructions provided therein. Registered shareholders have three options to vote by proxy:

•	Online

Go to www.voteproxyonline.com and follow the instructions on screen. You will need the 12-digit control number listed on your proxy. You do not need to return your proxy form if you vote on the Internet.

•	By Mail

Complete, sign and date the proxy form and return it in the envelope we have provided. Please see “Completing the Proxy Form” on the form for more information.

•	By Fax

Complete, sign and date the proxy form and send it by fax to 1-416-595-9593. Please see “Completing the Proxy Form” on the form for more information.

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Appointment of a Third-Party as Proxy

If you wish to appoint a third-party proxyholder to represent you at the Meeting, you MUST submit your form of proxy appointing that third-party proxyholder, AND you or your proxyholder must also register with our transfer agent, TSX Trust Company, after you submit your form of proxy. Registration of your third-party proxyholder with TSX Trust Company is an additional step to be completed AFTER you have submitted your form of proxy. Failure to register the proxyholder will result in the proxyholder not receiving a 12-digit control number that is required for them to vote at the Meeting and, consequently, only being able to attend the Meeting as a guest.

Step 1: Submit your form of proxy: To appoint a third-party proxyholder, insert such person’s name in the blank space provided in the form of proxy and follow the instructions for submitting your form of proxy. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy.

Step 2: Register your proxyholder: To register as a third-party proxyholder, the shareholder or the proxyholder must email tsxtrustproxyvoting@tmx.com, and complete the Request for Control Number form at https://tsxtrust.com/resource/en/75, by 10:00 a.m. (Toronto Time) on September 21, 2021, or two business days before the commencement of any adjournment(s) or postponement(s) of the Meeting, and provide our transfer agent, TSX Trust Company, with the required proxyholder contact information. TSX Trust Company will then provide the proxyholder with a 12-digit control number by email after the proxy voting deadline has passed. This control number is the username for purposes of logging in to the Meeting. See “How to Attend the Online Meeting” for additional information on how to login to the Meeting. Without a control number, proxyholders will not be able to vote or ask questions at the Meeting but will be able to participate as a guest.

Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting. Please see “Completing the Proxy Form” on the form for more information.

Voting Online at the Meeting

If you are a registered holder and choose to vote online at the Meeting, you do not need to complete or return your proxy form. Simply login to the Meeting and complete a ballot online during the Meeting. The 12-digit control number located on the proxy form or in the email notification you received is your control number for purposes of logging in to the Meeting. See “How to Attend the Online Meeting” for additional information on how to login to the Meeting.

To vote Shares registered in the name of a corporation or other legal entity, an authorized officer or attorney of that corporation or legal entity must attend the Meeting. This person may have to provide proof that they are authorized to act on behalf of the corporation or other legal entity. Shares registered in the name of a corporation or other legal entity cannot be voted online without adequate proof of authorization.

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Changing or Revoking your Vote

You can change a vote you made by proxy by:

•	voting again online at www.voteproxyonline.com before 10:00 a.m. (Toronto time) on September 21, 2021; or

•	completing a proxy form that is dated later than the proxy form you are changing and mailing it to TSX Trust Company so that it is received at the address indicated before 10:00 a.m. (Toronto time) on September 21, 2021.

You can revoke a vote you made by proxy by:

•	making a request in writing to the Chair of the Meeting by emailing ir@medicenna.com during the Meeting or any adjournment or postponement thereof, or before any vote in respect of which the proxy has been given or taken. The written request can be from you or your authorized attorney.

If as a registered shareholder you are using your 12-digit control number to login to the Meeting, you will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you vote by online ballot at the Meeting, you will be revoking any and all previously submitted proxies for the Meeting. If you do not vote by online ballot at the Meeting, your previously submitted proxies will not be revoked and will continue to be counted by TSX Trust Company in tabulating the vote with respect to the matters put forth at the Meeting.

How to Vote – Non-Registered (or Beneficial) Shareholders

You are a non-registered (or beneficial) shareholder (a “Non-Registered Holder”) if your shares are registered in the name of an intermediary such as a bank, trust company, securities dealer, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans (each an “Intermediary”) that represents the Non-Registered Holder in respect of its shares; or in the name of a depository (a “Depository”, such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant. For most of you, your voting instruction form or proxy tells you whether you are a non-registered (or beneficial) Shareholder.

We have distributed copies of the Meeting Materials directly to non-objecting Non-Registered Holders and to Intermediaries for onward distribution to Non-Registered Holders that are objecting beneficial owners. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non- Registered Holder has waived the right to receive such materials. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the Meeting Materials will receive a package from their Intermediary containing either:

(a)	a voting instruction form that must be properly completed and signed by the Non-Registered Holder and returned to the Intermediary in accordance with the instructions on the voting instruction form;

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or, less typically,

(b)	a form of proxy that has already been stamped or signed by the Intermediary that is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which otherwise has not been completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and deposit it with TSX Trust Company at the address set forth in the Notice.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of shares that they beneficially own. The Corporation intends to pay for intermediaries to forward the Meeting Materials to objecting beneficial owners.

Voting Online at the Meeting or Appointment of a Third-Party as Proxy

We do not have access to the names or holdings of all of our Non-Registered Holders. If you are a Non- Registered Holder and wish to vote at the Meeting, or have a third-party attend and vote on your behalf, you MUST submit your voting instruction form or form of proxy (as applicable), appointing yourself or such third-party proxyholder AND you or the third-party proxyholder must register with our transfer agent, TSX Trust Company, after submitting your voting instruction form or form of proxy. Registering yourself, or your third-party proxyholder registering, with TSX Trust Company is an additional step to be completed AFTER you have submitted your voting instruction form or form of proxy. Failure to register the proxyholder will result in the proxyholder not receiving a control number that is required for them to vote at the Meeting and, consequently, only being able to attend the Meeting as a guest.

•	Step 1: Submit your voting instruction form or form of proxy: Appoint yourself or the third-party you wish to appoint as proxyholder by inserting your own name, or such third-party’s name, in the space provided on the voting instruction form or form of proxy sent to you by your Intermediary. Follow all of the applicable instructions provided by your intermediary (including the deadline). It is important that you carefully comply with the signature and return instructions provided by your Intermediary. If you have not received a package containing a voting instruction form or form of proxy, please contact your Intermediary.

•	Step 2: Register your proxyholder: To register yourself, or the third-party you wish to appoint as your proxyholder, you or the third-party proxyholder must email tsxtrustproxyvoting@tmx.com, and complete the Request for Control Number form at https://tsxtrust.com/resource/en/75, by 10:00 a.m. (Toronto Time) on September 21, 2021, or two business days before the commencement of any adjournment(s) or postponement(s) of the Meeting, and provide our transfer agent, TSX Trust Company, with the required proxyholder contact information. TSX Trust Company will then provide you or the third-party proxyholder with a 12-digit control number by email after the proxy voting deadline has passed. This control number is the username for purposes of logging in to the Meeting. See “How to Attend the Online Meeting” for additional information on how to login to the Meeting

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Make sure that the person you wish to appoint as your third-party proxyholder is aware that he or she has been appointed and registered, and attends the Meeting.

If you do not duly appoint yourself as proxyholder then you will only be able to attend the Meeting as a guest. Guests will be able to listen to the Meeting, but will not be able to vote or ask questions at the Meeting.

If you are a Non-Registered Holder located in the United States and wish to vote at the Meeting or, if permitted, appoint a third-party as your proxyholder, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to TSX Trust Company. Requests for registration from Non-Registered Holders located in the United States that wish to vote at the Meeting or, if permitted, appoint a third-party as their proxyholder must be sent by email or by courier to: TSX Trust Company, by mail at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department and must be labeled “Legal Proxy” and received no later than the voting deadline of 10:00 a.m. (Toronto time) on September 21, 2021 or two business days before the commencement of any adjournment(s) or postponement(s) of the Meeting. Non-Registered Holders located in the United States must also ensure their proxyholder is registered with TSX Trust Company as described above.

Revoking your Vote

A Non-Registered Holder may revoke a voting instruction form or proxy which has been given to an Intermediary by written notice to the Intermediary or by submitting a voting instruction form or proxy bearing a later date in accordance with the applicable instructions. In order to ensure that an Intermediary acts upon a revocation of a proxy or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.

VOTING OF PROXIES

You can choose to vote “For” or “Withhold”, depending on the item listed on the proxy form. The Shares represented by the proxy form will be voted for or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If you return your proxy form and do not tell us how you want to vote your Shares, your Shares will be voted by the management representatives named in the proxy form as follows:

•	FOR the election of each of the directors nominated for election as listed in this Circular; and

•	FOR the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”) as auditor of the Corporation and the authorization of the directors to fix the auditor’s remuneration.

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The form of proxy confers discretionary authority upon the management representatives designated in the form of proxy with respect to amendments to or variations of matters identified in the Notice and with respect to other matters that may properly come before the Meeting. At the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters. However, if any other matters should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the proxy nominee.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of the date hereof, 53,742,255 Shares are issued and outstanding. Each holder of Shares of record at the close of business on August 20, 2021 (the “Record Date”), the record date established for notice of the Meeting, will be entitled to one vote for each Share held on all matters proposed to come before the Meeting, except to the extent that the Shareholder has transferred any Shares after the record date and the transferee of such Shares establishes ownership of them and makes a written demand, not later than 10 days prior to the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such Shares.

To the knowledge of Medicenna’s directors and executive officers, outside of those persons disclosed below, no single person or entity beneficially owns, or exercises control or direction over, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all the outstanding Shares.

Name	No. of Shares Beneficially Owned, Controlled or Directed	Percentage of Outstanding Shares
Dr. Fahar Merchant	5,260,000 Shares	9.79%
Ms. Rosemina Merchant	5,250,000 Shares	9.77%
Aries Biologics Inc.*	5,500,000 Shares	10.23%

* Each of Fahar Merchant and Rosemina Merchant owns 50% of the voting shares, and is a director and officer, of Aries Biologics Inc.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.        Financial Statements

At the Meeting, Shareholders will receive and consider the financial statements of the Corporation for the fiscal year ended March 31, 2021 and the auditor’s report thereon, but no vote by the Shareholders with respect thereto is required or proposed to be taken.

2.        Election of Directors

The Corporation has nominated seven persons (the “Nominees”) for election as directors of the Corporation at the Meeting. At the Meeting, Shareholders will be asked to elect these Nominees as directors of the Corporation. Unless they resign, all directors elected at the Meeting will hold office until our next annual meeting of Shareholders or until their successors are elected or appointed.

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Majority Voting Policy

The Board of Directors of the Corporation (the “Board”) has adopted a majority voting policy (the “Majority Voting Policy”). The Majority Voting Policy applies to this election of directors. Under such policy, a director nominee who is elected in an uncontested election with a greater number of votes “Withheld” than votes “For” will be considered by the Board not to have received the support of the Shareholders, even though duly elected as a matter of corporate law. Such nominee must immediately submit his or her resignation to the Board, effective on acceptance by the Board. The Board will refer the resignation to the Corporate Governance and Nominating Committee of the Board (the “Governance Committee”) for consideration. The Governance Committee will consider whether or not to accept the offer of resignation and will make a recommendation to the Board. Within 90 days following the applicable meeting of the Shareholders, the Board will determine (on the recommendation of the Governance Committee) whether to accept or reject the resignation offer that has been submitted. Unless exceptional circumstances apply, the Board will accept the resignation. Following the Board’s decision on the resignation, the Board will promptly disclose, via press release, its decision (including the reasons for rejecting the resignation offer, if applicable).

Director Nominees

The following table sets out for all Nominees, the name and place of residence, all major positions and offices with the Corporation now held by them, the period during which they have served as directors of the Corporation, their present principal occupation and principal occupation for the preceding five years, and the number of Shares beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as at the date hereof.

Unless you have specified in the form of proxy that the votes attaching to the Shares represented by the proxy are to be withheld with respect to the election of each of the Nominees, on any ballot that may be called for in the election of directors, the management representatives designated in the form of proxy intend to vote the Shares in respect of which they are appointed proxy FOR the election as directors of each of the Nominees whose names are set forth below.

Name of Director, Province/State and Country of Residence	Director Since	Principal Occupation or Employment During Past 5 Years	Shares Beneficially Owned, Controlled or Directed
Dr. Fahar Merchant Ontario, Canada	October 2011(5)	President and Chief Executive Officer of Medicenna (2011 to present)	5,260,000(6) (9.79%)
Mr. Albert Beraldo(1)(2) Ontario, Canada	November 2016(5)	Chairman (previously President and CEO) of Idoman Ltd. (2008 to present)	225,000 (0.42%)
Ms. Rosemina Merchant Ontario, Canada	April 2016(5)	Chief Development Officer of Medicenna (2011 to present)	5,250,000(6) (9.77%)
Dr. Chandrakant Panchal(1)(3)(4) Quebec, Canada	November 2016(5)	Chairman, CEO and CSO of Axcelon Biopolymers Corp. (2001 to present)	1,500 (<0.01%)

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Name of Director, Province/State and Country of Residence	Director Since	Principal Occupation or Employment During Past 5 Years	Shares Beneficially Owned, Controlled or Directed
Dr. John (Jack) Geltosky(3) Pennsylvania, USA	September 2020	Managing Director, JEG and Associates, LLC (September 2011 to present)	Nil
Ms. Karen Dawes(1)(2) Florida, United States	September 2019	President, Knowledgeable Decisions, LLC (2003 to present)	25,000 (0.05%)
Dr. John H. Sampson North Carolina, United States	Director Nominee	Robert H. and Gloria Wilkins Distinguished Professor (2009 to present), Inaugural Chair, Department of Neurosurgery, Duke University Medical Center (2015 to 2020), President, Private Diagnostic Clinic, PLLC, Duke Health (2018 to present)	Nil

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Lead Director of the Corporation.
(5)	Represents the date the individual was first appointed as director of Medicenna Therapeutics Inc (“MTI”). Each such director was appointed as director of the Corporation effective March 1, 2017 in connection with the completion of the qualifying transaction of the Corporation (the “Transaction”). For further details regarding the Transaction, please refer to the filing statement of the Corporation dated February 28, 2017, a copy of which is available under the Corporation’s profile on SEDAR at www.sedar.com.
(6)	In addition, an aggregate of 5,500,000 Shares (representing 10.23% of the outstanding Shares) are held by Aries Biologics Inc. Fahar Merchant and Rosemina Merchant each owns 50% of the voting shares, and is a director and officer, of Aries Biologics Inc.

The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of management of the Corporation and has been furnished by the respective Nominees.

Fahar Merchant – Chairman, President and CEO – Dr. Merchant is a biotech veteran with over 30 years of experience as a serial entrepreneur and co-founder of Medicenna. Previously he was President and CEO of Protox Therapeutics Inc. where he transitioned a pre-clinical start-up to a Phase 3 ready uro-oncology company in six years (2005-2011). In 1992, he co-founded IntelliGene Expressions, Inc., a biologics cGMP compliant CDMO, and built it to one of the fastest-growing companies in Canada ensuring profitability during his tenure as CEO. In 2000, by strategic in-licensing, he co-founded Avicenna Medica, Inc., a clinical stage oncology company, and sold it a year later to KS Biomedix (LSE) for $90 million. Fahar was CTO and Director of KS Biomedix until its acquisition by Xenova (Nasdaq and LSE) in 2003. He has raised over $150 million from public and private sources to fund the development of targeted therapies for oncology and closed corporate transactions valued at over $250 million. Fahar holds a BSc in Biochemistry and Pharmacology from Aston University, MSc in Biotechnology from Birmingham University, and a Ph.D. in Biochemical Engineering from Western University.

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Albert Beraldo – Director – Mr. Beraldo, CPA, CA, has over 30 years’ experience in varying roles within the pharmaceutical/biotechnology industry. Mr. Beraldo has been the Chairman (previously President and CEO) of Idoman Limited since July 2008, a company dedicated to improving the lives of women through the manufacture and distribution of innovative, minimally invasive medical solutions. Mr. Beraldo was the founder and President and Chief Executive Officer of Alveda Pharmaceuticals Inc., a leading supplier of pharmaceuticals to the Canadian health care market, from 2006 until November 2015. Alveda was acquired by Teligent, Inc. (formerly IGI Laboratories, Inc., Nasdaq), a New Jersey-based specialty generic pharmaceutical company. Mr. Beraldo formerly served as President and CEO of Bioniche Pharma Group Limited until 2006. Mr. Beraldo has served as an Independent Director of Helix Biopharma Corp. (January 2016 to July 2017) and was an Independent Director of Telesta Therapeutics Inc. (July 2011 to February 2014). Mr. Beraldo worked in public accounting with Ernst and Whinney until he joined Vetrepharm Canada Inc. as Financial Controller in 1983. Mr. Beraldo obtained a Bachelor of Commerce degree from the University of Windsor and a Chartered Accountant designation from the Canadian Institute of Chartered Accountants.

Karen A. Dawes – Director – With over 20 years of commercial and executive management, Ms. Dawes has been a key player in the successful development, launch and marketing of products in the Cardiovascular, CNS, Oncology, Metabolic, Infectious Disease and Women’s and Men’s Health areas, including five blockbuster therapeutics. Ms. Dawes’ industry experience began with 10 years of commercial and executive management at Pfizer, where she gained increasing responsibility in product management, development, and strategy leading to her position as Vice-President, Marketing, Pratt Division. Ms. Dawes then moved to biotech pioneer Genetics Institute (“GI”), where, as Chief Commercial Officer, she built the company’s initial commercial operations including strategic and operational marketing, sales, medical affairs, public relations, and market research. When GI was acquired by Wyeth, Ms. Dawes was appointed by the new parent company as Senior Vice-President, Global Strategic Marketing. Subsequently, Ms. Dawes moved to Bayer Corporation as Division Head for the company’s U.S. Pharmaceuticals Division. Ms. Dawes is currently President of Knowledgeable Decisions, a biopharmaceutical consulting firm focusing on corporate and commercial strategy. Ms. Dawes also serves as the chairperson of the board of directors of RepliGen (Nasdaq) and is a member of the boards of directors of Vaccitech, Paxmedica, and Medicines360. Ms. Dawes has a combined B.A and M.A in English from Simmons College and an MBA from Harvard Business School.

Chandrakant Panchal – Lead Independent Director – Dr. Panchal is the Founder of Axcelon Biopolymers Corp., a biotechnology company where he is Chairman, CEO and CSO. From 1989 to 1999 he was Co-Founder, President, and CEO of Procyon Biopharma Inc., which he took public on the TSX Venture Exchange (“TSXV”) in 1998 and later on the TSX in 2000. Thereafter, Dr. Panchal was CSO at Procyon until its merger with Cellpep, Inc. in 2006. He was then Senior Executive VP of Business Development at the merged entity, Ambrilia Biopharma Inc. During his term at Procyon and Ambrilia, he led several licensing and M&A transactions with pharmaceutical and biotechnology companies relating to cancer and HIV drugs developed by the company. Dr. Panchal currently sits on the board of Avicanna Inc. (TSX) (“Avicanna”) as Chairman. Dr. Panchal obtained a PhD in biochemical engineering from Western University.

Dr. John (Jack) Geltosky, Ph.D. – Director – Dr. Jack Geltosky is currently Managing Director of JEG and Associates, LLC, a business development consulting firm focused on biotech and pharmaceuticals, a position he has held since September 2011. Dr. Geltosky is an experienced pharmaceutical licensing executive with a strong R&D background. He has extensive commercial development and deals portfolio from his role as Vice President External Science, Technology & Licensing at Bristol Myers Squibb (BMS) as well as Vice President, Scientific Licensing, Worldwide Business Development at SmithKline Beecham (now GlaxoSmithKline). Dr. Geltosky also held roles of increasing responsibility within Johnson & Johnson over a 10-year period. He began his career as a research scientist at E.I. DuPont. Dr. Geltosky is currently the Chairman of the Product Development Review Council for Cancer Prevention and Research Institute of Texas (CPRIT) and previously served as Senior Vice President of Business Development, Life Science at Arizona Technology Enterprises. Jack is currently Managing Director of JEG and Associates, LLC, a business development consulting firm focused on biotech and pharmaceuticals. He holds a Ph.D. in biochemistry from the California Institute of Technology.

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Rosemina Merchant – Director and Chief Development Officer – Ms. Merchant has over 30 years of experience in the development of biopharmaceuticals. Prior to co-founding Medicenna, Ms. Merchant was Senior VP of Development and Regulatory Affairs at Protox Therapeutics, Inc. (TSX), and responsible for the development of PRX302 (Topsalysin) a PSA activated protoxin for localized prostate cancer and BPH. She transitioned PRX302, a discovery project to Phase 3 readiness in 5 years. During that time, she executed multiple clinical trials, managed Canadian and the United States regulatory filings, and led all CMC related outsourcing activities in the United States and Europe. In 1992, Ms. Merchant co-founded, IntelliGene Expressions, Inc., a biologics cGMP compliant CDMO, where she was VP of Manufacturing and Chief Operating Officer. Ms. Merchant also held a variety of positions at KS Biomedix, GE LifeSciences, Alberta Innovates, Bioniche, and Sanofi Pasteur. She holds a B.Sc in Pharmacology and Chemistry from Aston University, MSc in Applied Organic Chemistry from Birmingham University, and M.E.Sc. in Biochemical Engineering from Western University.

Dr. John H. Sampson, MD, PhD, MHSc, MBA – Director Nominee - John H. Sampson, MD, PhD, is the Robert H. and Gloria Wilkins Distinguished Professor of Neurosurgery and President of Private Diagnostic Clinic, Duke’s physician practice with 1,800 members and revenue of over $1 billion. As a translational scientist, he has been involved in the development of various immune based therapies and a lead investigator in dozens of early and late-stage clinical trials. Dr. Sampson has been continuously funded by the National Institutes of Health for 20 years and is the NIH’s top funded neurosurgeon. Dr. Sampson has published more than 270 peer-reviewed papers in journals such as Nature, JAMA, and PNAS and has been an editorial board member for major journals in the field. Dr. Sampson was elected by his peers to the prestigious National Academy of Medicine, one of the highest honors for medical professionals and biomedical scientists. Dr. Sampson has served on multiple Scientific and Governance Boards in publicly traded biotechnology companies along with major non-profit health delivery organizations and has been a consultant for big pharma. He currently focuses his clinical practice on treating patients with benign and malignant brain tumors and is a recognized leader in the surgical resection and experimental treatment of complex cancers. As a world-renowned neurosurgeon-scientist, he is actively investigating new modalities of direct brain tumor infusion and development of novel immunotherapies. Dr Sampson has an MD from the University of Manitoba, a PhD from Duke University and an MBA from Duke’s Fuqua School of Business.

Other than as disclosed below, no proposed director is, to the knowledge of the Corporation as at the date of the Circular, or has been, within ten (10) years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Medicenna) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under Canadian securities legislation that was in effect for a period of more than 30 consecutive days, (ii) was subject to cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under Canadian securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, (iii) while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (iv) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromised with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

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Dr. Panchal is a director of Avicanna. On March 31, 2021, Avicanna announced that it was unable to file its audited annual financial statements for the year ended December 31, 2020, and accompanying management’s discussion and analysis, annual information form and related certifications on or before March 31, 2021, as required under applicable securities laws and a management cease trade order was subsequently granted on April 12, 2021 followed by a cease trade order on June 11, 2021 by Avicanna’s principal regulator, the Ontario Securities Commission.

Dr. Geltosky was a director of Sophiris Bio Inc. when it decided to shut down its operations in May 2020. In connection with the shutdown, Sophiris Bio Inc. reached a compromise agreement with its senior creditor to pay an amount less than the full amount owed to the creditor.

Dr. Panchal and Mr. Beraldo were both directors of Pure Global Cannabis Inc. when it sought and obtained, on March 19, 2020, an Order from the Ontario Superior Court of Justice (Commercial List) granting relief under the Companies’ Creditors Arrangement Act (Canada). On May 1, 2020, Dr. Panchal and Mr. Beraldo both resigned as directors of Pure Global Cannabis Inc. and a receiver and manager was appointed to hold its assets pursuant to the Bankruptcy and Insolvency Act (Canada) by Order of the Ontario Superior Court of Justice (Commercial List).

Moreover, no proposed director of the Corporation has been subject, to the knowledge of the Corporation, to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

3.       Appointment and Remuneration of the Auditor

The Board recommends the appointment of PwC as auditor of the Corporation. The appointment of PwC must be approved by a majority of the votes cast on the matter at the Meeting. The auditor will be in office until the next annual Shareholders’ meeting or until a successor is named. PwC were first appointed auditor of the Corporation in 2020.

Unless you have specified in the enclosed form of proxy that the votes attaching to the Shares represented by the proxy are to be withheld with respect to the appointment of the auditor, on any ballot that may be called for in the appointment of the auditor, the management representatives designated in the enclosed form of proxy intend to vote the Shares in respect of which they are appointed proxy FOR the appointment of PwC as auditor of the Corporation to hold office until the next annual meeting of Shareholders, and authorizing the directors to fix the remuneration of the auditor.

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STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives

The Corporation has historically relied on the experience of its Board and independent compensation consultants in setting executive compensation. In considering compensation awards, the Board has considered the skill level of its executives as well as comparable levels of compensation for individuals with similar capabilities and experience. In regard to the Corporation’s current executive compensation arrangements, the Board has also considered such factors as the Corporation’s current financial situation, the estimated financial situation of the Corporation in the mid-term and the need to attract and retain the key executives necessary for the Corporation’s long-term success.

On March 28, 2017, the Board established a Compensation Committee to, among other things, (i) consider the overall remuneration strategy and, where information is available, verifying the appropriateness of existing remuneration levels using external sources for comparison; (ii) compare the nature and amount of directors’ and executive officers’ compensation to performance against goals set for the year while considering relevant comparative information, independent expert advice and the Corporation’s financial position, and (iii) make recommendations to the Board in respect of director and executive officer remuneration matters, with the overall objective of ensuring maximum Shareholder benefit from the retention of high quality board and executive team members. For more information on the Compensation Committee, please see the section entitled “Compensation” of the Corporation’s Corporate Governance Practices attached hereto as Appendix “A”.

Medicenna’s executive compensation program is designed to:

•	attract and retain qualified, motivated and achievement-oriented individuals by offering compensation that is competitive in the industry and marketplace;

•	align executive interests with the interests of Shareholders; and

•	ensure that individuals continue to be compensated in accordance with their personal performance and responsibilities and their contribution to the overall objectives of the Corporation.

These objectives are achieved by offering executives and employees a compensation package that is competitive and rewards the achievement of both short-term and long-term objectives of the Corporation. As such, our compensation package consists of three key elements:

•	base salary and initial Options;

•	short-term compensation incentives to reward corporate and personal performance through potential annual cash bonuses; and

•	long-term compensation incentives related to long-term increase in Share value through participation in the Stock Option Plan.

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The Compensation Committee reviews each of these items on a stand-alone basis and also reviews compensation as a total package. Adjustments to compensation are made as appropriate following a review of the compensation package as a whole.

Benchmarking

In June 2020, prior to the listing of the Shares on the Nasdaq, the Compensation Committee retained the services of Arthur J. Gallagher & Co. (“Gallagher”) to perform an analysis of Executive and Director compensation with respect to the Corporation’s executive compensation program.

Gallagher was hired directly by the Compensation Committee and may not receive other mandates from the Corporation unless said Committee gives its prior consent.

The following table presents the fees paid by the Corporation to Gallagher:

	March 31, 2021	March 31, 2020
Executive compensation related fees	$18,500	Nil
Other fees	Nil	Nil

Named Executive Officers - Compensation Comparator Group

In order to perform its analysis, Gallagher compared Medicenna’s executive compensation against the following named peer companies (“Peer Group”) approved by the Compensation Committee. All criteria were assessed as of June 2020.

Company	Industry (Biotech)	Geography (Canada)	Market Capitalization[1] ($100-500M)	Market Capitalization[1] (>$500M)	Exchange (TSX)	Exchange (Nasdaq)
Helix Biopharma Corp.	X	X	X		X
Oncolytics Biotech Inc.	X	X	X		X
Sierra Oncology, Inc.	X	X	X			X
Essa Pharma Inc.	X	X	X		X	X
Resverlogix Corp.	X	X	X		X
Spectral Medical Inc.	X	X	X		X
Theratechnologies Inc.	X	X	X		X	X
Fennec Pharmaceuticals Inc.	X		X		X

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Company	Industry (Biotech)	Geography (Canada)	Market Capitalization[1] ($100-500M)	Market Capitalization[1] (>$500M)	Exchange (TSX)	Exchange (Nasdaq)
IMV Inc.	X	X	X		X	X
Liminal BioSciences Inc.	X	X	X		X
Xenon Pharmaceuticals Inc.	X	X	X			X
BELLUS Health Inc.	X	X		X	X	X
Aptose Biosciences Inc.	X	X		X	X	X
Trillium Therapeutics Inc.	X	X		X	X	X
Medicenna	X	X	X		X

1.	All financial data has been extracted from S&P Global Market Intelligence’s S&P Capital IQ platform. Market Capitalization data is as of June 10, 2020.

In addition to proxy data, Gallagher gathered competitive market data from its proprietary databases to:

•	arrive at competitive market compensation;
•	evaluate market data at the 25th, 50th, and 75th percentiles for all pay elements; and
•	assess compensation based on base salary, target total cash compensation (base salary + target short term incentive opportunity), long-term incentives (annual and total stock option Black-Scholes value + full-value share face value) and target total direct compensation (target total cash compensation + long-term incentives).

Gallagher’s findings included that Medicenna’s target total direct compensation to the executive team was positioned at the 25th percentile for the Chief Development Officer and well below the market 25th percentile for both the Chief Executive Officer and Chief Financial Officer.

Based on Gallagher’s findings, the total direct compensation of the executive team was increased in the year ended March 31, 2021.

Base Salary

In establishing base salaries, the objective of the Board is to establish levels that will enable Medicenna to attract and retain executive officers who can effectively contribute to the long-term success of the Corporation. Base salary for each executive officer is determined by the individual’s skills, abilities, experience, past performance and anticipated future contributions to the success of Medicenna.

Short-Term Compensation Incentives

The role of short-term compensation incentives at Medicenna is to motivate our executive officers to achieve specified performance objectives for fiscal 2021 and to reward them for their achievement in the event that those objectives are met. The Board sets annual corporate objectives encompassing scientific, clinical, regulatory, business and corporate development and financial criteria. The annual cash bonus for the executive officers is based, at least in part, on the level of achievement of these annual objectives, assuming these objectives are still relevant at the time of evaluation. All current corporate and executive officer objectives are reviewed by the Compensation Committee and approved by the Board. The Compensation Committee recommends to the Board the awarding of bonuses, payable in cash, stock or share options if warranted by individual performance.

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Cash bonuses are determined as soon as practicable after the end of the fiscal year and, for the Named Executive Officers (as defined hereinafter), are included in the Summary Compensation Table in the year in respect of which they are earned.

Long-Term Incentive Plans

Long-term incentives, in the form of Options, are intended to align the interests of the Corporation’s directors and its executive officers with those of its shareholders, to provide a long-term incentive that rewards these individuals for their contribution to the creation of shareholder value and to reduce the cash compensation that the Corporation would otherwise have to pay. In determining the size and terms of individual grants, the Board takes into account, among other things (i) the level of effort, time, responsibility, ability, experience and level of commitment of the executive officer and (ii) market comparatives for similarly situated executives.

Hedge or Offset Instruments

Named Executive Officers or directors are not permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by Named Executive Officers or directors, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds.

Risk Assessment of Compensation

The implications of the risks associated with the Corporation’s compensation practices were not considered by the Board or a committee of the Board.

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Performance Graph

The following graph compares the total shareholder return of $100 invested in our Shares since the Corporation’s initial public offering with the total return of the S&P/TSX Composite Index:

The Corporation completed its initial public offering on July 7, 2015 and its Shares commenced trading on the TSXV on July 14, 2015. The Corporation operated as a “capital pool company” in accordance with the policies of the TSXV until the date of completion of the qualifying transaction on March 1, 2017. The performance graph above has been adjusted to reflect a 14:1 consolidation of the Shares completed on March 1, 2017. On August 2, 2017, the Corporation graduated to the Toronto Stock Exchange (“TSX”).

The performance trend shown by the above graph does not necessarily reflect the trend in our compensation to Named Executive Officers reported over the same period. The market price of the Shares, similar to the share prices of many publicly-traded biotechnology companies, has historically been highly volatile. Our approach to compensation is designed to attract and retain quality executives while promoting long-term profitability and maximizing shareholder value. Our Named Executive Officers are compensated on the basis of individual and corporate performance rather than on factors strictly tied to the short-term performance of our Shares in the market.

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Summary Compensation Table

The following table details the compensation information for the three fiscal years ended March 31, 2021 of the Corporation, for the Chairman, President and Chief Executive Officer, the Chief Financial Officer and the Chief Development Officer (each, an “NEO” and, collectively the “Named Executive Officers”):

Name and Principal Position	Year Ended	Salary		Share- based awards	Option-based awards		Non-equity incentive plan compensation			Pension value	All other compensation		Total compensation
		($)		($)	($)					($)	($)		($)
							Annual incentive plan ($)		Long-term incentive plans ($)
Dr. Fahar Merchant	March 31, 2021	543,383	(1)	N/A	298,915	(4)	Nil	(6)	Nil	N/A	26,000	(5)	868,298
Chairman, President and	March 31, 2020	410,992	(1)	N/A	291,000	(2)	150,000		Nil	N/A	Nil		851,992
Chief Executive Officer	March 31, 2019	375,000		N/A	189,600	(3)	Nil		Nil	N/A	Nil		564,600
Ms. Elizabeth Williams	March 31, 2021	260,000		N/A	118,052	(4)	74,880		Nil	N/A	26,000	(5)	478,932
Chief Financial Officer	March 31, 2020	225,000		N/A	145,500	(2)	56,250		Nil	N/A	Nil		426,750
	March 31, 2019	225,000		N/A	126,400	(3)	Nil		Nil	N/A	Nil		351,400
Ms. Rosemina Merchant	March 31, 2021	401,418	(1)	N/A	133,941	(4)	38,350	(6)	Nil	N/A	26,000	(5)	599,709
Chief Development	March 31, 2020	319,885	(1)	N/A	194,000	(2)	87,523		Nil	N/A	Nil		601,808
Officer	March 31, 2019	291,744		N/A	126,400	(3)	Nil		Nil	N/A	Nil		418,144

(1)	Includes amounts paid to the Executive for vacation pay accrued over the past four years but unused. For Dr. Merchant, an amount of $148,383 was paid for unused vacation (base salary $395,000) in the year ended March 31, 2021, $35,992 (base salary $375,000) in the year ended March 31, 2020 and $nil in the year ended March 31, 2019. For Ms. Merchant, an amount of $106,418 (base salary $295,000) was paid for unused vacation in the year ended March 31, 2021, $28,141 (base salary $291,744) for the year ended March 31, 2020 and $nil in the year ended March 31, 2019.
(2)	In determining the fair value of these option-based awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility 100%; (iii) risk-free interest rate of 1.50%; and (iv) no dividend yield. The Corporation has decided to use the Black-Scholes valuation methodology because it is equivalent to the option value reported in the Corporation’s consolidated financial statements.
(3)	In determining the fair value of these option-based awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility 116%; (iii) risk-free interest rate of 1.50%; and (iv) no dividend yield. The Corporation has decided to use the Black-Scholes valuation methodology because it is equivalent to the option value reported in the Corporation’s consolidated financial statements.
(4)	In determining the fair value of these option-based awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility 103%; (iii) risk-free interest rate of 1.00%; and (iv) no dividend yield. The Corporation has decided to use the Black-Scholes valuation methodology because it is equivalent to the option value reported in the Corporation’s consolidated financial statements.
(5)	Represents amount paid into an RRSP by the Corporation on the NEOs’ behalf.
(6)	Dr. Merchant is to receive the value of his bonus for the year ended March 31, 2021 in additional stock option grants. Ms. Merchant is to receive 50% of the value of her bonus for the year ended March 31, 2021 in additional stock option grants. The options will be granted in the year ended March 31, 2022 and have not been included in the table above.

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Incentive Plan Awards - Named Executive Officers

Outstanding Share-Based Awards and Option-Based Awards

The following tables show all awards outstanding to each NEO as at March 31, 2021:

	Option-based Awards				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dr. Fahar Merchant Chairman, President and Chief Executive Officer	77,299 300,000 300,000 350,000 350,000	5.11 1.30 1.00 2.00 2.01	Nov 3, 2030 Nov 8, 2029 Feb 14, 2029 Feb 13, 2027 Sept 21, 2027	Nil 1,143,000 1,233,000 1,088,500 1,085,000	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Ms. Elizabeth Williams Chief Financial Officer	30,528 150,000 200,000 125,000 75,000	5.11 1.30 1.00 2.00 2.01	Nov 3, 2030 Nov 8, 2029 Feb 14, 2029 Feb 13, 2027 Sept 21, 2027	Nil 571,500 822,000 388,750 232,500	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Ms. Rosemina Merchant Chief Development Officer	34,637 200,000 200,000 250,000 150,000	5.11 1.30 1.00 2.00 2.01	Nov 3, 2030 Nov 8, 2029 Feb 14, 2029 Feb 13, 2027 Sept 21, 2027	Nil 762,000 822,000 777,500 465,000	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil

(1)	These amounts are calculated based on the difference between the market value of the securities underlying the Options on March 31, 2021 at the end of the fiscal year ($5.11), and the exercise price of the Options.

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Value Vested or Earned During the Year

The following table sets forth for each NEO the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the year ended March 31, 2021:

Name and Principal Position	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Fahar Merchant Chairman, President and Chief Executive Officer	1,203,250	N/A	Nil
Ms. Elizabeth Williams Chief Financial Officer	566,250	N/A	Nil
Ms. Rosemina Merchant Chief Development Officer	730,500	N/A	Nil

Pension Plan Benefits

The Corporation does not provide pension plan benefits to its Named Executive Officers or employees of the Corporation.

Termination and Change of Control Benefits

The employment agreements of Dr. Merchant, Ms. Williams and Ms. Merchant provide that if their employment is terminated by the Corporation other than for cause, they will be entitled to the following benefits:

Name	Termination Without Cause		Change of Control
Dr. Fahar Merchant	$592,500	(1)	$592,500	(1)
Ms. Elizabeth Williams	$260,000	(2)	$260,000	(2)
Ms. Rosemina Merchant	$295,000	(3)	$295,000	(3)

(1)	This amount represents 18 months of Dr. Merchant’s annual base salary as of March 31, 2021.
(2)	This amount represents 12 months of Ms. Williams annual base salary as of March 31, 2021.
(3)	This amount represents 12 months of Ms. Merchant’s annual base salary as of March 31, 2021.

Dr. Fahar Merchant

In the event that Dr. Merchant’s employment is terminated by Medicenna other than for cause, Dr. Merchant shall be entitled to receive a lump sum payment equal to one and one half times his then annual base salary (less applicable source deductions) as well as any bonus eligible but not yet paid as of the time of termination. As at March 31, 2021, this obligation would have been $592,500. In addition, all unvested Options will become immediately vested and exercisable. In the event of termination without cause or for good reason either in connection with or twelve months following a change of control, Dr. Merchant shall be entitled to severance pay equivalent to one and one half times his then annual base salary (less applicable source deductions) as well as any bonus eligible but not yet paid as of the time of termination. As at March 31, 2021, this obligation would have been $592,500. In addition, all unvested Options will become immediately vested and exercisable.

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Ms. Elizabeth Williams

In the event that Ms. Williams’s employment is terminated by Medicenna other than for cause, Ms. Williams shall be entitled to receive a lump sum payment equal to twelve months of her then annual base salary. As at March 31, 2021, this obligation would have been $260,000.

In the event of termination without cause or for good reason either in connection with or twelve months following a Change of Control, Ms. Williams shall be entitled to severance pay equivalent to be entitled to receive a lump sum payment of twelve months of her then annual base salary as well as any bonus eligible but not yet paid as of the time of termination. As at March 31, 2021, this obligation would have been $260,000.

Ms. Rosemina Merchant

In the event that Ms. Merchant’s employment is terminated by Medicenna other than for cause, Ms. Merchant shall be entitled to receive a lump sum payment equal to one times her then annual base salary (less applicable source deductions). As at March 31, 2021, this obligation would have been $295,000. In the event of termination without cause or for good reason either in connection with or twelve months following a change of control, Ms. Merchant shall be entitled to severance pay equivalent to one times her then annual base salary (less applicable source deductions) as well as any bonus eligible but not yet paid as of the time of termination. As at March 31, 2021, this obligation would have been $295,000. In addition, all unvested Options will become immediately vested and exercisable.

Director Compensation Table

The following table details the compensation received by each director for the year ended March 31, 2021 (other than directors who were also Named Executive Officers and for whom information is shown in the table under the heading “Summary Compensation Table” above):

Name	Fees earned ($)	Share-based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other Compensation ($)	Total ($)
Mr. Albert Beraldo	60,000	Nil	60,538	Nil	N/A	Nil	120,538
Dr. Chandrakant Panchal	73,500	Nil	60,538	Nil	N/A	Nil	134,038
Dr. John (Jack) Geltosky	45,000	Nil	60,538	Nil	N/A	Nil	105,538
Ms. Karen Dawes	57,500	Nil	60,538	Nil	N/A	Nil	118,038

(1)	In determining the fair value of these option-based awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of 5 years; (ii) volatility 103%; (iii) risk-free interest rate of 1.00%; and (iv) no dividend yield. The Corporation has decided to use the Black-Scholes valuation methodology because it is equivalent to the option value reported in the Corporation’s consolidated financial statements.

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Since April 1, 2020, the directors are entitled to an annual fee of $40,000 with no per meeting fees. The lead director is entitled to an additional annual fee of $16,000. The chair of the Audit Committee is entitled to an annual fee of $15,000, with each committee member receiving an annual fee of $7,500. The respective chairs of the Governance Committee and of the Compensation Committee are entitled to an annual fee of $10,000, with each committee member receiving an annual fee of $5,000 per committee.

Non-executive directors are reimbursed for any out-of-pocket travel expenses incurred in order to attend meetings. Executive directors are not entitled to directors’ compensation.

Dr. Merchant and Ms. Merchant did not receive any compensation for their role as a director of the Corporation.

Incentive Plan Awards – Directors

Outstanding Share-Based Awards and Option Based Awards

The following table sets forth for each director, other than Named Executive Officers who are directors, all option-based and share-based awards outstanding at March 31, 2021:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Mr. Albert Beraldo	15,655 75,000 50,000 50,000 50,000	5.11 1.30 1.00 2.00 2.88	Nov 3, 2025 Nov 8, 2024 Feb 14, 2024 Feb 13, 2027 Nov 10, 2022	Nil 285,750 205,500 155,500 111,500	N/A	N/A	N/A
Dr. Chandrakant Panchal	15,655 75,000 50,000 50,000 50,000	5.11 1.30 1.00 2.00 2.88	Nov 3, 2025 Nov 8, 2024 Feb 14, 2024 Feb 13, 2027 Nov 10, 2022	Nil 285,750 205,500 155,500 111,500	N/A	N/A	N/A
Dr. John (Jack) Geltosky	15,655	5.11	Nov 3, 2025	Nil	N/A	N/A	N/A
Karen Dawes	15,655 75,000	5.11 1.30	Nov 3, 2025 Nov 8, 2024	Nil 285,750	N/A	N/A	N/A

(1)	These amounts are calculated based on the difference between the market value of the securities underlying the Options on March 31, 2021 at the end of the fiscal year ($5.11), and the exercise price of the Options.

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Value Vested or Earned During the Year

The following table sets forth for each director the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the year ended March 31, 2021.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Mr. Albert Beraldo	149,625	N/A	Nil
Dr. Chandrakant Panchal	149,625	N/A	Nil
Dr. Jack Geltosky	Nil	N/A	Nil
Ms. Karen Dawes	149,625	N/A	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth certain details as at the end of the year ended March 31, 2021 with respect to compensation plans pursuant to which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of Shares to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of Shares remaining available for future issuance under the equity compensation plans (excluding Shares reflected in column (a)) (c)

Equity compensation plans approved by Shareholders	4,155,084	$1.96	3,877,072
Equity compensation plans not approved by Shareholders	Nil	Nil	Nil
Total	4,155,084	$1.96	3,877,072

Stock Option Plan

The Corporation’s Stock Option Plan was approved for adoption by shareholders on September 21, 2017 to amend, restate and supersede the previous stock option plan adopted by the Corporation in 2015.

The Stock Option Plan does not have a fixed number of Shares issuable thereunder, but permits the issuance of up to an aggregate of 15% of the outstanding Shares from time to time. As at March 31, 2021, the Corporation had Options outstanding under the Stock Option Plan to purchase up to 4,155,084 Shares (representing approximately 7.76% of the then 53,547,709 issued and outstanding Shares). Accordingly, unallocated options with respect to an aggregate of 3,877,072 Shares were available for future grants (representing approximately 7.24% of the then 53,547,709 issued and outstanding Shares).

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The Corporation’s annual “burn rate” for stock options granted under the Stock Option Plan (including predecessor plans), calculated as described in Section 613(p) of the TSX Company Manual with respect to the number of issued and outstanding Shares (total number of stock options issued in a fiscal year, divided by the weighted average number of outstanding Shares for that year) was 5.3% in the fiscal year ended March 31, 2019, 3.9% in the fiscal year ended March 31, 2020 and 0.9% in the fiscal year ended March 31, 2021.

Summary of Material Terms

The Stock Option Plan is intended to attract, retain and motivate persons of training, experience and leadership as key service providers to the Corporation and its subsidiaries, including their directors, officers and employees, and to advance the interests of the Corporation. Options may be granted to a director, officer, employee or service provider of the Corporation or any related entity (being a person that controls or is controlled by the Corporation or that is controlled by the same person that controls the Corporation) (each, an “Eligible Person”).

The aggregate number of Shares issuable upon the exercise of all Options granted under the Stock Option Plan and under all other share compensation arrangements will not exceed 15% of the issued and outstanding Shares as at the date of grant of each Option under the Stock Option Plan. If any Option granted under the Stock Option Plan expires, terminates for any reason in accordance with the terms of the Stock Option Plan or is exercised, Shares subject thereto shall again be available for the purpose of the Stock Option Plan. Accordingly, the Stock Option Plan is considered an “evergreen” plan and unallocated options under the Stock Option Plan must be submitted for approval by the Shareholders every three years.

Subject to the terms and conditions of the Stock Option Plan, the number of Shares subject to each Option, the price of each Option, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Compensation Committee and recommended to the Board.

The exercise price for any Option issued under the Stock Option Plan may not be less than the Market Price of the Shares on the date of which the grant of the Option is approved by the Board. For these purposes, “Market Price” at any date in respect of the Shares means the closing sale price of the Shares on the TSX on the trading date immediately preceding such date; provided that, (i) in the event that such Shares did not trade on such trading day, the Market Price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on such trading day, (ii) if no quotation is made for the applicable day, the Market Price on such day shall be determined in the manner set forth in the preceding clause for the next preceding trading day, and (iii) notwithstanding the foregoing, if there is no reported closing price or high bid/low asked price that satisfies the preceding clauses, the Market Price on any day shall be determined by such methods and procedures as shall be established from time to time by the Compensation Committee.

Options issued under the Stock Option Plan may be exercised during a period determined under the Stock Option Plan, which may not exceed ten years. Unless otherwise determined by the Board, Options will vest as follows: 50% on the first anniversary of the grant, 25% on the second anniversary of the grant and 25% on the third anniversary of the grant. Any or all Shares that have vested may be purchased during the term of the Options.

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In addition to the restrictions on maximum issuances set forth above for all security based compensation arrangements, the number Shares which may be issued pursuant to Options granted under the Stock Option Plan to any one person may not exceed 5% of the then aggregate issued and outstanding Shares at the date of the grant.

The following insider participation limits also apply under the Stock Option Plan: (i) the number of Shares issuable to insiders, at any time, pursuant to the Stock Option Plan and other share compensation arrangements shall not exceed 10% of the issued and outstanding Shares (on a non-diluted basis); and (ii) the number of Shares issued to insiders, within a one-year period, pursuant to the Stock Option Plan and other share compensation arrangements shall not exceed 10% of the issued and outstanding Shares (on a non-diluted basis).

An Option is personal to the optionholder and non-assignable (whether by operation of law or otherwise); provided, however, that Options may be transferred or assigned to certain permitted assignees which include a spouse, a trustee acting on behalf of the optionholder or spouse, a holding entity or an RRSP, RRIF or TFSA of the optionholder or spouse. If the optionholder resigns, is terminated for cause or fails to be re-elected as a director, the Options terminate immediately. If the optionholder dies or ceases to be eligible under the Stock Option Plan for any other reason, Options that are entitled to be exercised may generally be exercised (subject to certain extensions at the discretion of the Board or a committee thereof) until the earlier of (i) one year or three months, respectively, of the applicable date, or (ii) the expiry date of the Option.

The Option Plan also provides for the cashless exercise of Options which allows for the option holder to receive, without cash payment (other than taxes), a number of Shares based on the following formula:

x	=	[a (b – c)]
b

where

x	=	the number of whole Shares to be issued
a	=	the number of Shares under Option
b	=	the Market Price of the Shares on the date of the cashless exercise
c	=	the exercise price of the Option

In the event that the expiry of an Option occurs during a blackout period imposed by management or the Board in accordance with the Corporation’s insider trading policy, the expiry date of such Option shall be deemed to be amended to that date which is ten business days following the end of such blackout period.

In the event of a Change of Control (as such term is defined in the Stock Option Plan) with respect to the Corporation or a Corporate Group entity (which, under the Stock Option Plan, means the Corporation and any subsidiary or related or affiliated business entities of the Corporation and includes any successor corporations or entities thereto), notwithstanding anything in the Stock Option Plan to the contrary:

•	if the employment of an optionee is terminated by the Corporation or a Corporate Group entity without cause or if the optionee resigns in circumstances constituting constructive dismissal by the Corporation or the Corporate Group entity, respectively, in each case, within twelve months (or such other period as determined by the Board in its sole discretion) following a Change of Control with respect to the Corporation or the Corporate Group entity, respectively (such date being the “Termination Date”), all or any of the optionee’s Options will vest immediately prior to the Termination Date (or such later period as determined by the Board in its sole discretion), subject to any performance conditions which shall be dealt with at the discretion of the Board. All vested Options may be exercised until 90 days (or such other period as may be determined by the Board in its sole discretion) following the Termination Date (but until the normal expiry date of the Option rights of such optionee, if earlier). Upon the expiration of such period, all unexercised Option rights of that optionee shall immediately become terminated and shall lapse notwithstanding the original term of the Option granted to such optionee under the Stock Option Plan; and

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•	any surviving, successor or acquiring entity will assume any outstanding Options or will substitute similar awards for the outstanding Options. If the surviving, successor or acquiring entity is a “private issuer” or does not have any securities listed on an established securities exchange, does not assume the outstanding Options or substitute similar awards for the outstanding Options, or if the Board otherwise determines in its sole discretion and subject to the rules of the TSX, the Corporation will give written notice to all optionees advising that the Stock Option Plan will be terminated effective immediately prior to the Change of Control and all Options will be deemed to be vested Options, and may provide for the exercise of Options and tender of Shares in connection with the Change of Control and may otherwise provide for the cash out or termination of Options that are not exercised within a specified period of time.

The Stock Option Plan contains certain customary adjustment provisions, including in connection with a subdivision, redivision, consolidation, reclassification, reorganization or other change of, or involving, the Shares.

Subject to applicable regulatory requirements, including the rules of the TSX, and except as provided below, the Board may, in its sole and absolute discretion and without Shareholder approval, amend, suspend, terminate or discontinue the Stock Option Plan and may amend the terms and conditions of Options granted pursuant to the Stock Option Plan. Without limiting the generality of the foregoing, the Board may make the following amendments to the Stock Option Plan, without obtaining Shareholder approval: (i) amendments to the terms and conditions of the Stock Option Plan necessary to ensure that the Stock Option Plan complies with the applicable regulatory requirements, including the rules of the TSX, in place from time to time; (ii) amendments to the provisions of the Stock Option Plan respecting administration of the Stock Option Plan and eligibility for participation under the Stock Option Plan; (iii) amendments to the provisions of the Stock Option Plan respecting the terms and conditions on which Options may be granted pursuant to the Stock Option Plan, including the provisions relating to the term of the Option and the vesting schedule; and (iv) amendments to the Stock Option Plan that are of a “housekeeping” nature.

However, the Board may not, without the approval of the Shareholders, make amendments with respect to the following: (i) an increase to the Stock Option Plan maximum or the number of securities issuable under the Stock Option Plan; (ii) a reduction in the option price of an Option benefitting an insider; (iii) an extension to the term of Options (other than as a result of a blackout period extension) benefitting an insider; (iv) any amendment which would permit Options granted under the Stock Option Plan to be transferable or assignable other than to a permitted assignee and for normal estate settlement purposes; (v) changes to the insider participation limits; and (vi) amendments to the Stock Option Plan amendment provisions.

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The Corporation does not currently have any other security-based compensation arrangement.

INDEBTEDNESS

As of the date hereof, there is no indebtedness owing to the Corporation by any employees, officers, directors or Nominees of the Corporation (or any associate or affiliate thereof).

AUDIT COMMITTEE INFORMATION

Reference is made to the AIF, under the heading “Audit Committee Information”, for a disclosure of information related to the Audit Committee required under Form 52-110F1 to National Instrument 52-110 – Audit Committees (“NI 52-110”). A copy of this document can be found on SEDAR at www.sedar.com, however we will promptly provide a copy of this document to any securityholder of the Corporation free of charge upon request.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Corporation, none of the persons who have been directors or executive officers of the Corporation at any time since April 1, 2020, none of the proposed Nominees and none of the associates or affiliates of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, except as disclosed herein, no “informed person” of the Corporation, proposed director of the Corporation, or any associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since April 1, 2020 or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries. An “informed person” means, among others, (i) a director or executive officer of the Corporation or of a subsidiary of the Corporation, (ii) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of Medicenna. The Board believes that sound corporate governance practices are essential to contributing to the effective and efficient decision-making of management and the Board and to the enhancement of Shareholder value. The Board and management believe that Medicenna has a sound governance structure in place for both management and the Board. Of particular note Medicenna has:

•	established a written mandate of the Board;

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•	established a written charter for the Audit Committee;

•	established a written charter for the Compensation Committee;

•	established a written charter for the Corporate Governance and Nominating Committee;

•	established a written Disclosure and Insider Trading Policy; and

•	established a written Code of Business Conduct and Ethics.

National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 — Corporate Governance Guidelines (“NP 58-201”) requires issuers, including Medicenna, to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to NI 52-110, which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees. In addition, the Corporation is subject to the disclosure requirements of the CBCA with respect to diversity. The required disclosure is attached hereto as Appendix “A”.

RECEIPT OF SHAREHOLDER PROPOSALS FOR 2021 ANNUAL MEETING

Under the Canada Business Corporations Act, a registered holder or beneficial owner of Shares that will be entitled to vote at the 2022 annual meeting of shareholders may submit to the Corporation, before June 25, 2022, a proposal in respect of any matter to be raised at such meeting.

ADDITIONAL INFORMATION

Additional information relating to us, including our most current annual information form (together with documents incorporated therein by reference), our consolidated financial statements for the year ended March 31, 2021, the report of the auditor thereon, management’s discussion and analysis of our financial condition and results of operations for the year ended March 31, 2021 can be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Copies of those documents are available upon written request to the Chief Financial Officer, free of charge to our securityholders. Our financial information is provided in our consolidated financial statements for the year ended March 31, 2021 and management’s discussion and analysis of our financial condition and results of operations for the year ended March 31, 2021.

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DIRECTORS’ APPROVAL

The contents and sending of this Circular have been approved by our directors.

(signed) Fahar Merchant, Ph.D.
Chairman, President and Chief Executive Officer

APPENDIX A
Corporate Governance Practices

Medicenna Therapeutics Corp. (the “Corporation”) is committed to sound and comprehensive corporate governance policies and practices and is of the view that its corporate governance policies and practices, outlined below, are comprehensive and consistent with National Policy 58-201 – Corporate Governance Guidelines and National Instrument 52-110 – Audit Committees (“NI 52-110”).

Board of Directors

The Board encourages sound and comprehensive corporate governance policies and practices designed to promote the ongoing development of the Corporation.

Composition of the Board

The Board is currently composed of six directors, a majority of whom are independent directors. An “independent” board member, as further defined in NI 52-110, means that such member has no “material relationship” with the issuer. A “material relationship” is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s judgment. Each year the Board reviews the composition of the Board and assesses whether a Board member is “independent”.

Director	Independent

Fahar Merchant	No
Albert Beraldo	Yes
Rosemina Merchant	No
Chandrakant Panchal	Yes
John (Jack) Geltosky	Yes
Karen Dawes	Yes

If elected, Dr. Sampson, will be an independent member of the Board.

Dr. Fahar Merchant., Chairman, President and Chief Executive Officer of the Corporation and Rosemina Merchant, Chief Development Officer, are not independent directors because of their roles in the Corporation’s management team.

The following table outlines other reporting issuers that Board members are directors of:

Director	Reporting Issuer

Fahar Merchant	—
Albert Beraldo	—
Karen Dawes	Repligen Corporation, Vaccitech plc
Rosemina Merchant	—
Chandrakant Panchal	Avicanna Inc.
John (Jack) Geltosky	—

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As they deem appropriate, the independent directors meet without the presence of non-independent directors and members of management. During the year ended March 31, 2021, independent directors met three times without the presence of management and non-independent directors.

The Corporation has created the position of Lead Director to ensure that the directors have an independent leadership contact and maintain and enhance the quality of the Corporation’s corporate governance practices. Dr. Chandrakant Panchal, an independent director, is currently the Lead Director. The Lead Director provides leadership to the Board in discharging its mandate and also assists the Board in discharging its stewardship function, which includes (i) satisfying itself as to the integrity of the Chief Executive Officer and the other senior officers of the Corporation and that the Chief Executive Officer and other senior officers create a culture of integrity throughout the organization; (ii) strategic planning; (iii) identifying and managing risks; (iv) succession planning; (v) adopting a disclosure policy; (vi) internal control and management information systems; and (vii) the Corporation’s approach to corporate governance. In addition, the Lead Director provides advice, counsel and mentorship to the Chief Executive Officer.

The following table illustrates the attendance record of each director for all Board meetings held for the year ended March 31, 2021.

Director	Meetings Attended
Fahar Merchant	7 of 7
Albert Beraldo	7 of 7
Karen Dawes	7 of 7
Rosemina Merchant	7 of 7
Chandrakant Panchal	7 of 7
John (Jack) Geltosky	3 of 3(1)

(1)	Dr. Geltosky joined the Board on September 30, 2020

Board Mandate

The Board has adopted a mandate in which it explicitly assumes responsibility for stewardship of the Corporation. The Board is mandated to represent the Shareholders to ensure appropriate succession planning is in place, select the appropriate chief executive officer, assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed benchmarks, and assure the integrity of financial reports. A copy of the Board Mandate is attached hereto as Appendix “B”.

Position Descriptions

The Board has developed written position descriptions, which are reviewed annually, for the Chair of the Board, the Lead Director and Chief Executive Officer.

Although unwritten, the Board expects and requires that the primary role of the chair of each committee is to manage his or her respective committee and ensure that the committee carries out its mandate effectively. Each committee chair is expected to provide leadership to the committee members and ensure that the committee meets its obligations and responsibilities.

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Orientation and Continuing Education

It is the mandate of the Corporate Governance and Nominating Committee (the “Governance Committee”) to ensure that a process is established for the orientation and education of new directors that addresses the nature and operation of the Corporation’s business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Corporation expects from its directors).

The orientation includes an overview of the Corporation’s history and operations, a review of industry conditions and competition, an introduction to the Corporation’s management team and corporate and business information. Any further orientation is dependent on the needs of the new member and may include items such as formal training sessions and attendance at seminars.

With respect to the continuing education of directors, the Governance Committee ensures that directors receive adequate information and continuing education opportunities on an ongoing basis to enable directors to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Corporation’s business remains current.

Ethical Business Conduct

The Corporation has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the directors, officers and employees of the Corporation and its subsidiaries. Additionally, consultants and agents for the Corporation are expected to abide by the Code.

The Governance Committee regularly monitors compliance with the Code through communications with management and reports through the Disclosure and Insider Trading Policy (as described below) and ensures that management of the Corporation encourages and promotes a culture of ethical business conduct. A copy of the Code may be found at www.SEDAR.com under the Corporation’s public profile and on our website at www.medicenna.com.

The Corporation has also developed a Disclosure and Insider Trading Policy that covers “whistle blowing” and provides an anonymous means for employees and officers to report violations of the Code or any other corporate policies.

The Board has not granted any waiver of the Code in favour of a director or officer of the Corporation. No material change reports have been filed since the beginning of the Corporation’s most recently completed fiscal year that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.

Conflicts of Interest

The Governance Committee monitors the disclosure of conflicts of interest by directors and ensures that no director will vote or participate in a discussion on a matter in respect of which such director has a material interest.

Nomination of Directors

Directors of the Corporation are expected to bring to the Board the broadest possible knowledge and depth of experience from their chosen business or profession. Directors should evidence a demonstrated ability to deal with business, financial and social issues, both nationally and internationally. This implies a capacity to provide additional strength, diversity of views and up-to-date perceptions to the Board and its deliberations. It is the mandate of the Governance Committee to identify and recommend qualified candidates for the Board. In assessing whether identified candidates are suitable for the Board, the Governance Committee considers: (i) the competencies and skills considered necessary for the Board as a whole; (ii) the competencies and skills that the existing directors possess and the competencies and skills nominees will bring to the Board; and (iii) whether nominees can devote sufficient time and resources to his or her duties as a member of the Board. Potential candidates for membership on the Board will not be denied consideration by reason of race, sex, religion or affiliation with some special constituency group, nor will any candidate be selected solely for such reason.

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In addition, the Governance Committee assesses the participation, contribution and effectiveness of the individual members of the Board on an annual basis. All members of the Governance Committee are independent in accordance with the mandate of the Governance Committee.

Compensation

The Board has established a Compensation Committee comprised of Karen Dawes (Chair) and Albert Beraldo, both of whom are independent directors within the meaning of Section 1.4 of NI 52-110. The Compensation Committee is responsible for reviewing and making recommendations to the Board regarding the corporate goals and objectives, performance and compensation of the Chief Executive Officer and other senior executive officers on an annual basis and evaluates the performance of the Chief Executive Officer and other senior executive officers. In addition, the Compensation Committee is responsible for making recommendations to the Board with respect to the compensation policies for the non-employee directors. The Compensation Committee also reviews and makes recommendations regarding annual bonus policies for employees, the incentive-compensation plans and equity-based plans for the Corporation and reviews executive compensation disclosure before the Corporation publicly discloses this information.

Relevant Education and Experience

The following describes the education and experience of each Compensation Committee member that is relevant in the performance of his responsibilities as a Compensation Committee member:

Karen A. Dawes – Director – With over 20 years of commercial and executive management, Ms. Dawes has been a key player in the successful development, launch and marketing of products in the Cardiovascular, CNS, Oncology, Metabolic, Infectious Disease and Women’s and Men’s Health areas, including five blockbuster therapeutics. Ms. Dawes’ industry experience began with 10 years of commercial and executive management at Pfizer, where she gained increasing responsibility in product management, development, and strategy leading to her position as Vice-President, Marketing, Pratt Division. Ms. Dawes then moved to biotech pioneer GI, where, as Chief Commercial Officer, she built the company’s initial commercial operations including strategic and operational marketing, sales, medical affairs, public relations, and market research. When GI was acquired by Wyeth, Ms. Dawes was appointed by the new parent company as Senior Vice-President, Global Strategic Marketing. Subsequently, Ms. Dawes moved to Bayer Corporation as Division Head for the company’s U.S. Pharmaceuticals Division. Ms. Dawes is currently President of Knowledgeable Decisions, a biopharmaceutical consulting firm focusing on corporate and commercial strategy. Ms. Dawes also serves as the chairperson of the board of directors of RepliGen (Nasdaq) and is a member of the boards of directors of Vaccitech, Paxmedica and Medicines360. Ms. Dawes has, in her past service as a Director, chaired a Compensation Committee and is currently a member of two other Compensation Committees and is a member of two Audit Committees. Ms. Dawes has a combined B.A and M.A from Simmons College and an MBA from Harvard Business School.

A-5

Albert Beraldo – Director – Mr. Beraldo, CPA, CA, has over 30 years’ experience in varying roles within the pharmaceutical/biotechnology industry. Mr. Beraldo has been the Chairman (previously President and CEO) of Idoman Limited since July 2008, a company dedicated to improving the lives of women through the manufacture and distribution of innovative, minimally invasive medical solutions. Mr. Beraldo was the founder and President and Chief Executive Officer of Alveda Pharmaceuticals Inc., a leading supplier of pharmaceuticals to the Canadian health care market, from 2006 until November 2015. Alveda was acquired by Teligent, Inc. (formerly IGI Laboratories, Inc., Nasdaq), a New Jersey-based specialty generic pharmaceutical company. Mr. Beraldo formerly served as President and CEO of Bioniche Pharma Group Limited until 2006. Mr. Beraldo has served as an Independent Director of Helix Biopharma Corp. (January 2016 to July 2017) and was an Independent Director of Telesta Therapeutics Inc. (July 2011 to February 2014). Mr. Beraldo worked in public accounting with Ernst and Whinney until he joined Vetrepharm Canada Inc. as Financial Controller in 1983. Mr. Beraldo obtained a Bachelor of Commerce degree from the University of Windsor and a Chartered Accountant designation from the Canadian Institute of Chartered Accountants.

Other Committees

Corporate Governance and Nominating Committee

The Board has established a Governance Committee currently comprised of Dr. Chandrakant Panchal (Chair) and Dr. Jack Geltosky, each of whom is independent within the meaning of Section 1.4 of National Instrument 52-110 – Audit Committees.

The purpose of our Governance Committee is to:

•	assist our Board in identifying prospective director nominees and recommend to our Board the director nominees for each annual meeting of shareholders;

•	recommend members for each Board committee;

•	ensure that our Board is properly constituted to meet its fiduciary obligations to the Corporation and its shareholders and that we follow appropriate governance standards;

•	develop and recommend to our Board governance principles applicable to us;

•	oversee the succession planning for senior management; and

•	oversee the evaluation of our Board and management.

Audit Committee

The Board has established an Audit Committee currently comprised of Albert Beraldo (Chair), Karen Dawes and Dr. Chandrakant Panchal.

For further information regarding the Audit Committee, see the annual information form (the “AIF”) of the Corporation dated May 27, 2021 for the year ended March 31, 2021, under the heading “Audit Committee Information”. A copy of the AIF can be found on SEDAR at www.sedar.com, however we will promptly provide a copy of this document to any securityholder of the Corporation free of charge upon request.

A-6

Assessments

It is the Board’s mandate, in conjunction with the Governance Committee, to assess the participation, contributions and effectiveness of the Chair and the individual members of the Board on an annual basis. The Board also monitors the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management.

The Board has developed a formal questionnaire to be completed by each director on an annual basis for the purpose of formally assessing the effectiveness of the Board as a whole, committees of the Board, and the contribution of individual directors. These questionnaires, and the issues arising therefrom, are intended to be reviewed and assessed by the Lead Director on an annual basis or more frequently from time to time as the need arises. The Lead Director takes appropriate action as required based on the results obtained.

Director Term Limits and Other Mechanisms of Board Renewal

The Board has not adopted term limits for directors or other mechanisms of board renewal at this time as it believes that the imposition of director term limits or other mechanisms of board renewal on a board implicitly discounts the value of experience and continuity amongst the board members and runs the risk of excluding experienced and potentially valuable board members as a result of arbitrary determination. The Board believes that it can best strike a balance between continuity and fresh perspectives without mandated term limits or other mechanisms of board renewal.

Diversity

The Governance Committee takes diversity, including diversity of experience, perspective, education, race and gender, into consideration as part of its overall recruitment and selection process in respect of its Board and senior management.

Although the Corporation has not adopted a formal policy relating to the identification and nomination of women, Aboriginal peoples, persons with disabilities or members of visible minorities (collectively, the “Designated Groups”) on the Board or senior management of the Corporation because of the size of the Corporation, it is strongly committed to diversity and is mindful of the benefit of diversity on the Board and management of the Corporation and the need to maximize the effectiveness of the Board and senior management and their respective decision-making abilities.

The Governance Committee believes that having a diverse Board and senior management team offers a depth of perspective and enhances Board and senior management operations. The Governance Committee does not specifically define diversity, but values diversity of experience, perspective, education, race and gender as part of its overall annual evaluation of director nominees for election or re-election as well as candidates for senior management positions. Recommendations concerning director nominees are, foremost, based on merit and performance, but diversity is taken into consideration, as it is beneficial that a diversity of backgrounds, views and experiences be present at the Board and senior management levels.

In addition, in searches for new directors or officers, the Governance Committee will consider the level of female representation and the level of representation of members of other Designated Groups and diversity generally on the Board and in senior management and this will be one of several factors used in its search process. This will be achieved through continuously monitoring the level of female representation and the level of representation of members of other Designated Groups on the Board and in senior management positions and, where appropriate, recruiting qualified female candidates or candidates from other Designated Groups as part of the Corporation’s overall recruitment and selection process to fill Board or management positions, as the need arises, through vacancies, growth or otherwise.

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The Board has not adopted targets regarding the representation of women and other members of Designated Groups on the Board and in executive officer positions due to the small size of the Corporation and the need to consider a balance of criteria in each individual appointment. It is important that each appointment to the Board or in senior management positions be made, and be perceived as being made, on the merits of the individual and the needs of the Corporation at the relevant time. In addition, targets based on specific criteria such as gender could limit the Board’s ability to ensure that the overall composition of the Board or senior management of the Corporation meets the needs of the Corporation.

Currently, among the members of the Corporation’s Board of Directors two (33%) identify as women, 3 (50%) identify as members of visible minorities, non (0%) identify as members of Aboriginal peoples. and none (0%) identify as persons with disabilities. Among the members of senior management of the Corporation, two (40%) identify as women, 3 (60%) identify as members of visible minorities, none (0%) identify as members of Aboriginal peoples, and none (0%) identify as persons with disabilities.

APPENDIX B

MANDATE OF THE BOARD OF DIRECTORS

Purpose

The board of directors (the “Board”) of Medicenna Therapeutics Corp. (the “Corporation”) is responsible for the proper stewardship of the Corporation. The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer (“CEO”), assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed bench marks, and assure the integrity of financial reports.

Membership and Reporting

1.	A majority of the directors of the Board must be “independent” as defined by National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) and any other applicable legal requirements and stock exchange rules and guidelines. The Board will have no more than the maximum set out in the Corporation’s articles and by-laws, which maximum number the Board will reassess from time to time having consideration for the particular needs of the Corporation.

2.	Appointments to the Board will be reviewed on an annual basis. The Corporate Governance and Nominating Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.

3.	The Board will report to the shareholders of the Corporation.

Terms of Reference

Meetings

1.	The Board will meet as required, but at least once quarterly.

2.	The independent directors will meet as required, without the non-independent directors and members of management, but at least twice annually (also referred to as “executive sessions”).

Meeting Preparation and Attendance

3.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:

a.	review thoroughly the materials provided to the directors in connection with the meeting and be adequately prepared for the meeting; and

b.	attend each meeting in person, by phone or by video-conference depending on the format of the meeting, to the extent practicable.

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Corporate Planning and Performance

4.	The Board will:

a.	adopt a strategic planning process and approve a strategic plan each year; and

b.	approve and monitor the operational plans and budgets of the Corporation submitted by management at the beginning of each fiscal year.

In establishing corporate performance objectives, the Board will:

a.	ensure that it has adequate opportunity and information available to it to gain knowledge of the business and the industry sufficient to make fully informed decisions and to adopt meaningful and realistic long-term and short-term strategic objectives for the Corporation. This may include the opportunity for the Board to meet from time to time with industry, medical and scientific experts in related fields of interest;

b.	ensure that effective policies and processes are in place relating to the proper conduct of the business, the effective management of risk and the values to be adopted by the Corporation; and

c.	if applicable, ensure that appropriate and effective environmental and occupational health and safety policies are in place, are operational and are supported by adequate resources.

The Board will:

a.	ensure the integrity of the Corporation’s financial reporting and internal control and disclosure policies and processes;

b.	review the Corporation’s quarterly and year-end audited financial statements;

c.	review annual audit plans and findings and monitor the implementation of audit recommendations;

d.	ensure that the Board has available to it any independent external advice that may be required from time to time; and

e.	implement, or delegate the implementation of measures for receiving feedback from stakeholders.

Risk Management and Ethics

5.	The Board will:

a.	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations and according to the highest ethical standards;

b.	identify and document the financial risks and other risks that the Corporation faces in the course of its business and ensure that such risks are appropriately managed; and

c.	adopt a disclosure policy.

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Shareholder Communication

6.	The Board will ensure that effective communication and disclosure policies are in place between the Board and the Corporation’s shareholders, other stakeholders and the public. The Board will determine, from time to time, the appropriate criteria against which to evaluate performance against shareholder expectations and will set corporate strategic goals and objectives within this context. The Board will regularly review its criteria for the evaluation of shareholder expectations to ensure that they remain relevant to changing circumstances.

Supervision of Management

7.	The Board will:

a.	to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that all such officers are creating a culture of integrity throughout the Corporation;

b.	ensure that the CEO is appropriately managing the business of the Corporation;

c.	ensure appropriate succession planning is in place (including appointing, training and monitoring senior management), in particular with respect to the CEO position;

d.	establish corporate objectives for the CEO annually and evaluate the performance of the CEO against these corporate objectives;

e.	consider and approve major business initiatives and corporate transactions proposed by management; and

f.	ensure the Corporation has internal control and management information systems in place.

Management of Board Affairs

8.	The Board will:

a.	ensure that an appropriate governance structure is in place, including a proper delineation of roles and clear authority and accountability among the Board, Board committees, the CEO and the Chief Financial Officer (or its functional equivalent);

b.	develop a process for the orientation and education of new members of the Board;

c.	support continuing education opportunities for all members of the Board;

d.	in conjunction with the Corporate Governance and Nominating Committee, assess the participation, contributions and effectiveness of the Chair of the Board, and individual Board members on an annual basis;

e.	monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;

f.	ensure that Board meetings operate effectively, agendas are focused on the governance role of the Board, and that the Board is able to function independently of management when required;

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g.	ensure that effective governance policies are in place regarding the conduct of individual directors and employees, including but not limited to, policies relating to insider trading and confidentiality and conflict of interest;

h.	establish the committees of the Board it deems necessary or as required by applicable law to assist it in the fulfillment of its mandate; and

i.	disclose on an annual basis the mandate, composition of the Board and its committees